1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

July 6, 2022

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File Nos 033-23166; 811-05624)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Sustainable Emerging Markets Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2022. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 255 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 13, 2022.

COMMENTS TO THE PROSPECTUS

Comment 1.	The section of the Prospectus entitled “Fund Summary—Fees and Expenses” states that “[s]hares of the Fund are available in other share classes that have different fees and expenses.” Please explain to which other classes this disclosure refers.

Response 1. The Prospectus includes this language to clarify that, in addition to Class I shares, which as specifically disclosed may be subject to the imposition by certain financial intermediaries of a commission and/or other forms of compensation for investors transacting in such shares, there are other classes of shares available with different fees and expenses. These classes of shares would include Class A, Class C and Class R6 shares of the Fund.

Comment 2.	In the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies,” please describe the criteria the Fund, or the Adviser for purposes of the Fund, uses in determining what issuers it considers to have environmental, social and governance (“ESG”) characteristics, consistent with its chosen ESG definition or focus. The disclosure should include whether the Fund, or the Adviser, selects investments by reference to, for example, an ESG index, ESG scores or data from a third-party rating organization, a proprietary screen (and the factors the screen applies), or a combination of these methods. The Fund should also describe due diligence practices of the Fund, or the Adviser, in applying the screening criteria to portfolio companies (e.g., independent analysis of issuers or exclusive reliance on third-party data). Please also disclose whether the Fund’s ESG criteria are applied to every investment or only some investments and whether ESG is the exclusive factor considered or one of several factors.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Please disclose how the Fund measures its carbon footprint for purposes of seeking to achieve a lower carbon footprint than the MSCI Emerging Markets ex China Index in aggregate at the portfolio level, as described in the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies.”

Response 3. The disclosure has been revised accordingly.

Comment 4.	Please explain supplementally the Company’s rationale for not including geopolitical risks relating to the current Ukraine-Russia conflict as principal risks in the section of the Prospectus entitled “Fund Summary—Principal Risks.”

Response 4. The Company believes that the “Market and Geopolitical Risk” in the section of the Prospectus entitled “Fund Summary—Principal Risks” sufficiently notes the risk of “war, natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest” and summarizes the principal market and geopolitical risks associated with an investment in the Fund. The Company notes that additional disclosure regarding market and geopolitical risks, including the increasing interconnectivity between global economies and financial markets, is contained in the section of the Prospectus entitled “Additional Information About the Fund’s Investment Strategies and Related Risks.”
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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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